EXHIBIT 99.1

Retalix Announces the Appointment of Ishay Davidi as Chairman of the Board

Barry Shaked Continues to Serve as Chief Executive Officer

RA'ANANA, Israel, Aug. 26, 2008 (GLOBE NEWSWIRE) -- Retalix(r) Ltd. (Nasdaq:RTLX) (TASE:RTLX) announced today that the Company's Board of Directors has approved the appointment of Ishay Davidi as Chairman of the Board. Barry Shaked will continue to serve as the Company's President and Chief Executive Officer.

Pursuant to the letter to shareholders from Mr. Shaked, filed with the SEC on December 17, 2007, in which Mr. Shaked stated that the Company plans to separate the roles of Chairman of the Board and Chief Executive Officer by the end of 2008, the Company's Board of Directors today appointed Mr. Davidi to serve as Chairman of the Board.

Mr. Davidi has served as a director of the Company since March 2008. He is the Founder and Chief Executive Officer of each of FIMI IV 2007 Ltd., FIMI Opportunity 2005 Ltd, FIMI 2001 Ltd and First Israel Mezzanine Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Tefron Ltd., Scope Metals Group Ltd., Inrom Industries Ltd., MDT Micro Diamond Technologies Ltd, Orian S.M. Ltd., Merhav-Ceramic and Building Materials Center Ltd., Ophir Optronics Ltd. and Bagir Group Ltd. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University and an M.B.A. from Bar Ilan University.

The Company's Board of Directors has also appointed Ms. Neomi Enoch as a member of the Board. Ms. Enoch is a consultant in the field of company betterment and recovery. From 2003 to 2006, she served as Vice President of Finance of Shufersal Ltd. (TASE:SAE), a leading supermarket chain in Israel. From 1998 to 2003, she served as Vice President of Finance of Partner Communications Company Ltd. (Nasdaq:PTNR) (TASE:PTNR). From 1983 to 1998, she served as Controller and Vice President of Finance of Mul-T-Lock Ltd. Ms. Enoch is a member of the Board of Directors of Blue Square Real Estate Ltd. (TASE:BLSR), Solbar Industries Ltd. (TASE:SLBR), Keter Publishing House Ltd. (TASE:KETR) and Arim Urban Development Ltd. From 2001 to 2003, she served as a member of the Estates Committee, a public committee appointed by Ministry of Justice. From 1999 to 2003, she served as a member of the Advisory Committee and Council to the Bank of Israel. Ms. Enoch holds an M.B.A. from Bradford University and a B.A. in Accounting and Economics from the Tel Aviv University.

The appointments of Mr. Davidi and Ms. Enoch were recommended to the Company by FIMI Private Equity Funds, which entered into a shareholders agreement with the Company's founders, Mr. Shaked and Mr. Brian Cooper, on March 3, 2008.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

CONTACT:  Retalix Ltd.
          Motti Gadish
          +972-9-776-6600
          investors@retalix.com